Exhibit 10.1

June 7, 2010

Thomas Marra
820 N.E. Bay Isle
Boca Raton, FL 33487

Dear Tom:

We are very excited at the prospect of your joining our team on a full-time basis as President and Chief Executive Officer of Symetra and a member of our Board of Directors.  With your experience, track record and highly charged motivation to profitably grow our Company, we have high expectations.  As President and CEO, you will be responsible for all aspects of the Company’s operations, and the Board will look to you to lead our business toward achieving significant growth, higher ROEs, and a superior increase in shareholder value.

As President and CEO, you will report to the Board through its Chairman.  The Board expects that you will have regular contact with the Chairman and Vice Chairman of the Board and the chairmen of the Board’s committees, keeping them apprised on a timely basis of your business goals and initiatives and soliciting opinions, guidance and, where required, approval on significant matters of operations, product/distribution, personnel, policy, and operating and expansion plans.  In addition to normal Board meeting reporting, there will be periodic strategy and operating reviews with the Chairman of the Board and others as required.

The effective date of your employment will be June 7, 2010.

Your salary will be $20,192.31 each bi-weekly pay period, equivalent to $525,000 annually.

Your target bonus under the Annual Incentive Bonus (AIB) will be 100% of your annualized base salary for the 2010 plan year (without any pro-rationing).  Your bonus can range from 0% to 200% of your target based on Company performance and your individual performance.

You will also participate in the Symetra Long-Term Incentive Plan (LTIP).  At commencement of your employment, you will receive a long-term incentive grant for the three-year 2010-2012 performance cycle with an at-target value of about $2.5 million.  The grant will be split between Performance Units and Restricted Stock.  You will receive 9,000 Performance Units that have an initial value of $100 per unit and grow in value each year by the Company’s modified operating return on equity.  The earned value of the Performance Units at the end of 2012 will vary from 0% to 200% of target based on the Company’s average annual modified operating ROE.  The target is 12%.  At 7% or less, the earned value of the Performance Units will be 0% of target, and at 17% or more, the earned value will be 200% of target.  At target, the units would have a value of approximately $1,250,000.  In addition, you will receive 72,632 shares of Restricted Stock that will vest on December 31, 2012.  At a share price of $17.21 at the end of 2012, these shares would have a value of approximately $1,250,000.  These grants are subject to all of the LTIP terms and conditions, including “double-trigger” change in control protections.  We would expect you to be eligible for similar annual grants in future years.

To further incentivize you to create great results for the shareholders of Symetra, you will be granted options to purchase 1,250,000 shares of Symetra common stock with an exercise price of $28 per share.  These options will cliff vest on June 30, 2017 and will expire on June 30, 2018.  This is intended as a one-time grant.  With SYA’s stock price at roughly $14 today, if you triple the price to $42 over the next 7 to 8 years, these options would be worth about $17 million.

The board understands and agrees that, at this time, you do not intend to relocate to Bellevue, WA.  Our expectation is that you will be at the Company’s headquarters on an as needed basis for carrying out your duties and that, on average, you will spend not less than 10 working days per month in Bellevue.  The Company will pay for first class commercial airline travel for you to/from the Company’s headquarters as needed and will provide an appropriate corporate apartment for your use while you are in Bellevue (or an equivalent reimbursement payment).  In addition, the Company will reimburse you for reasonable expenses that you incur to move household items to Bellevue. The foregoing benefits and reimbursements provided during any calendar year will not affect the benefits and reimbursements to be provided to you in any other calendar year, and the right to such benefits and reimbursements cannot be liquidated or exchanged for any other benefit and will be provided in accordance with IRC Section 409A and the regulations thereunder.  Further, in the case of reimbursement payments, such payments will be made to you promptly and no later than the last day of the calendar year following the calendar year in which the underlying cost or expense is incurred.

From your first day of employment, you will be eligible to participate in Symetra’s contributory health, dental and insurance plans, and 401(k) plan. As a member of senior management, you are empowered to self manage your time off needs. We recognize the criticality of your role to stay connected and expect that, within reason, you will be readily accessible to your staff and other senior management, as needed.

In the event your employment with Symetra is terminated by Symetra for reasons other than cause during your first two years of employment, you will receive separation pay equal to two times base salary and two times targeted AIB, provided you execute and not rescind Symetra’s standard Agreement and Release (“Agreement”), which the Company will provide to you within 10 days of your termination date.  You must sign your Agreement within 45 days of receipt of the Agreement, and payment shall be made within 20 days of our receipt of your executed Agreement.  Should your employment be terminated by Symetra at some later date you will receive severance in accordance with the prevailing practice of the Company at that time.

Symetra is making this offer of employment based in part on your representation that you are not currently subject to a written employment contract or any restrictive covenants with a former employer that you would be violating when performing your responsibilities for Symetra.  You may not bring any confidential or proprietary information from any former employer to Symetra, or use to the benefit of or disclose to Symetra any such information at any time.

This offer is contingent upon receipt of satisfactory references and the successful completion of background checks which may include criminal, education, and past employment.  In addition, as a condition of your employment, you will be required to execute a Confidentiality and Non-solicitation Agreement.

Tom, we are very excited about Symetra’s future with you at the helm.  I intend to work closely with you, and I believe you have the opportunity to make Symetra the premier company in the industry.  I stand ready to assist you in any way I can.  If you have additional questions, please feel free to contact me at 860-399-4505.

Sincerely,	Agreed,

/s/ Lowndes A. Smith	/s/ Thomas M. Marra
Lowndes A. Smith	Thomas M. Marra
Chairman of the Board

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